"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

04045631

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

SUPPL

Ref.:
Ellen W. Ronæss, Shareholder Services, Tel.: +47 2254 4430

Date: 8 October 2004

ORK – Trade subject to notification –options

On 7 October 2004, in connection with Orkla's option programme, 9,300 options were exercised in Orkla shares; 6,000 at a strike price of NOK 132 and 3,300 at a strike price of NOK 135. Additionally, due to employees resignations, Orkla has canselled a total of 42,000 options in Orkla shares; 25,000 options at a strike price of NOK 135, 5,000 at a strike price of NOK 140 and 12,000 at a strike price of NOK 141.

A total of 1,741,512 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.

Orkla currently holds 6,790,678 own shares.

PROCESSED
OCT 22 2004 E
THOMSON
FINANCIAL

dlw 10/21